SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)*
WESTAFF, INC.

(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)
957070 10 5

(CUSIP Number)
DelStaff, LLC
c/o H.I.G. Capital, L.L.C.
1001 Brickell Bay Drive, 27th Floor
Miami, Florida 33131
Attention: John Black
Telephone: (305) 379-2322
with copies to:

H.I.G. Capital, L.L.C.	Greenberg Traurig, LLP
1001 Brickell Bay Drive, 27th Floor	77 West Wacker Drive
Miami, Florida 33131	Chicago, Illinois 60601
Attention: Richard H. Siegel, Esq.	Attention: Paul Quinn, Esq.
Telephone: (305) 379-2322	Telephone: (312) 456-8400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
March 30, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

SCHEDULE 13D/A
     This Amendment No. 2 relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by (i) DelStaff, LLC, a Delaware limited liability company, (ii) H.I.G. Staffing 2007, Ltd., a Cayman Islands exempted company, (iii) H.I.G. Capital Partners III, L.P., a Delaware limited partnership, (iv) H.I.G. Advisors III, L.L.C., a Delaware limited liability company, (v) H.I.G.-GPII, Inc., a Delaware corporation, (vi) Sami W. Mnaymneh, an individual and (vii) Anthony A. Tamer, an individual, with the Securities and Exchange Commission on March 13, 2007, as amended by Amendment No. 1 thereto, filed with the SEC on March 14, 2007 (the ‘‘Schedule 13D’’). Item 4 of the Schedule 13D is amended as set forth below, and all other Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.
Item 4. Purpose of Transaction
     Item 4 is hereby amended to add the following supplemental information:
     “On March 30, 2007, Mr. Stover took action under the relevant provisions of the certificate of incorporation and bylaws of the Issuer to (i) postpone the originally scheduled Stockholders Meeting to, and to call in writing a special meeting of stockholders of the Issuer to be held on, Friday, June 29, 2007 at 10:00 a.m. local time at the Issuer’s administrative offices located at 298 N. Wiget Lane, Walnut Creek, California (the “June Stockholders Meeting”), (ii) postpone the originally scheduled Board Meeting to, and to call in writing a special meeting of the Board to be held on Friday, May 4, 2007 at 10:00 a.m. local time at the Issuer’s administrative offices located at 298 N. Wiget Lane, Walnut Creek, California (the “May Board Meeting”), and (iii) cancel and rescind the written notice of the originally scheduled Board Meeting, and to deliver written notice of the May Board Meeting to the members of the Board. The written postponement of the Stockholders Meeting and call of the June Stockholders Meeting made by Mr. Stover provides that the current purposes of the June Stockholders Meeting are to (i) amend the bylaws of the Issuer to increase the number of directors from five to nine (or such larger number as may be necessary to permit the persons nominated by DelStaff, to constitute a majority of the members of the Board), (ii) elect DelStaff’s nominees to fill such newly created directorships, (iii) amend the certificate of incorporation of the Issuer to permit a stockholder that beneficially owns twenty percent (20%) or more of the outstanding shares of the Issuer’s common stock to call a special meeting of the stockholders of the Issuer and (iv) to transact such other business as may properly come before the June Stockholders Meeting or any adjournment or adjournments thereof. The written postponement of the Board Meeting and call of the May Board Meeting made by Mr. Stover provides that the current purposes of the May Board Meeting are to (i) set the record date for the June Stockholders Meeting, (ii) approve the Issuer’s notice of the June Stockholders Meeting, (iii) determine the size of each of the three classes of directors of the Board to account for the newly created directorships proposed to be created at the June Stockholders Meeting, and (iv) take other actions as may be necessary or desirable in furtherance of the foregoing purposes.
     The Board and DelStaff are currently engaged in preliminary discussions regarding the execution of a “corporate governance” agreement between the Issuer and DelStaff.

     The postponement and rescheduling of the Special Meeting and the Board Meeting taken in the foregoing paragraph were effected to permit the Board and DelStaff additional time to negotiate mutually satisfactory terms and conditions of such an agreement. Although DelStaff is optimistic that a mutually satisfactory corporate governance agreement can be negotiated and entered into in the near future, there can be no assurance that a definitive agreement will be entered into in the near future or at all.
     In addition, in connection with the foregoing, on March 30, 2007, DelStaff and the Issuer entered into a letter agreement pursuant to which the Issuer confirmed receipt of the notices effecting the foregoing postponements. In addition, the Issuer agreed that DelStaff is not submitting, on or before Friday, March 30, 2007 (the “Advance Notice Deadline”), formal notice to the Issuer of the persons nominated by DelStaff to serve on the Board (the “Nominees”), solely in reliance upon the Issuer’s expressed willingness to negotiate in good faith the terms and conditions of a mutually acceptable governance agreement, and the Issuer agreed not to assert, and waives all rights it may have arising out of or related to, DelStaff’s decision not to submit a formal notice of the Nominees on or before the Advance Notice Deadline.
     Also on March 30, 2007, the parties to the Purchase Agreement amended the Purchase Agreement (“Amendment No. 1”) to extend the Outside Date from September 30, 2007 to October 30, 2007.
     The foregoing summaries of the letter agreement and Amendment No. 1 are qualified in their entirety by the full text of the letter agreement and Amendment No. 1, respectively, complete and accurate copies of which are attached hereto as Exhibit 99.5 and Exhibit 99.6, respectively, and incorporated in their entirety in this Item 4 by reference.
Item 7. Material to be Filed as Exhibits
     The disclosure in Item 7 of the Schedule 13D is hereby supplemented by adding the following Exhibits:

Exhibit 99.5	Letter agreement, dated March 30, 2007, between DelStaff and the Issuer

Exhibit 99.6	Amendment No. 1 to the Purchase Agreement, dated as of March 30, 2007, by and among DelStaff, Mr. Stover and the other signatories thereto

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this amendment is true, complete and correct.
Dated: April 2, 2007

DELSTAFF, LLC
By:	/s/ John Black
	Name:	John Black
	Title:	Manager

H.I.G. STAFFING 2007, LTD.
By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	Director

H.I.G- GPII, INC.
By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	President

H.I.G. ADVISORS III, L.L.C.
By: H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	President

H.I.G. CAPITAL PARTNERS III, L.P.
By: H.I.G. Advisors III, L.L.C.
Its: General Partner

By:	H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	President

/s/ Sami W. Mnaymneh
Sami W. Mnaymneh

/s/ Anthony A. Tamer
Anthony A. Tamer